2-28-02

1016838

02026517

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED MAR 14 2002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

RADCOM LTD.
(Translation of registrant's name into English)

PROCESSED
APR 22 2002
THOMSON FINANCIAL

Raoul Wallenberg Street., Tel Aviv 69719, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____√ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No____√

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.
(Registrant)

Date: March 11, 2002

By: ________________________
David Zigdon
Chief Financial Officer

RADCOM REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

23% Revenue Growth And 29% Increase In Gross Profit Compared To 3Q01

TEL-AVIV, Israel-January 30, 2002

RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced financial results for the fourth quarter and full year ended December 31, 2001.

Results of the Quarter
Revenues for the fourth quarter of 2001 were $5,221,000, an increase of 23% compared to $4,259,000 for the third quarter of 2001. Revenues for the fourth quarter of 2000 were $7,872,000.

Note: In accordance with new SEC guidelines, the Company now classifies royalties paid to the Office of the Chief Scientist as "Cost of Sales." For comparison purposes, all previous period results have been reclassified accordingly.

Operating loss for the quarter was ($1,347,000), compared with ($1,784,000) in the third quarter of 2001. Operating loss for the fourth quarter of 2000, excludin inventory and R&D writeoffs as detailed in the Company's fourth quarter 2000 reports, was ($981,000), while reported operating loss for the fourth quarter of 2000 was ($2,407,000).

Net loss for the quarter was ($1,279,000), or ($0.12) per share, compared to ($1,679,000), or ($0.16) per share, for the third quarter of 2001. Net loss for the fourth quarter of 2000, excluding inventory and R&D writeoffs as detailed in the Company's fourth quarter 2000 reports, was ($620,000), or ($0.06) per share, while reported net loss for the fourth quarter of 2000 was ($2,045,000), or ($0.1 per share.

The Company's cash, cash equivalents and short-term bank deposits position at t end of the fourth quarter was $12,340,000, compared to $12,518,000 at the end the third quarter.

Results of the Full Year 2001
Revenues for the twelve months ended December 31, 2001 were $18,676,000, compared to $30,583,000 for 2000.

it recorded unusual R&D and inventory charges totaling $1,426,000. On an operating basis excluding these charges, operating loss for 2001 was ($8,652,00(compared to ($2,652,000) for 2000. Net loss for the year on an operating basis v ($8,019,000), or ($0.76) per share, compared to ($1,601,000), or ($0.15) per sha for 2000.

Including all charges, reported operating loss for 2001 was ($11,489,000), compared to ($4,078,000) for 2000. Reported net loss for 2001 was ($11,448,00 or ($1.09) per share, compared to ($3,027,000), or ($0.29) per share, for 2000.

Comments of Management
Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "We are pleased with our stronger fourth quarter results as compared to the third quarter, which reflect improving market trends, successful U.S. sales and marketing efforts, substantial expense reductions, and careful cas] management."

Mr. Toussia-Cohen continued, "As early as the third quarter, our markets began stablize and, during the fourth quarter, development budget constraints continue to ease. Systematic sales and marketing efforts revealed substantial renewed demand for our products, especially within the Data Over Cellular and Voice O Packet laboratories of developers and service providers. Besides increased sales our established product lines, we recorded significant VoIP Performer sales, primarily to first-tier players who need our proprietary technology to improve th quality of converged networks."

"We are proud that we have been able to increase our sales while continuing to reduce our expenses. Our fourth quarter operating expenses were 25% lower tha those of the first quarter, due both to more focused R&D and more cost-effective sales and marketing activities. Careful business management and inventory cont are also contributing to improved margins and minimizing our cash drain."

Mr. Toussia-Cohen concluded, "Overall, we feel cautiously optimistic as we mo into the new year. Our sales channels in all regions are performing well, and our newest channels in the UK and Japan are opening up significant incremental opportunities. The strategies and tactics we put into place during this past diffict year have moved us in the right direction, giving us the right products and conta for the next stage. We are well-positioned to take advantage of strengthening market trends."

During the fourth quarter, the Company repriced the majority of options which h been granted to non-management employees. The financial effect of the repricin will be an increase in the Company's non-cash compensation expenses by approximately $150,000 per year for the next three years. In addition, after the e of the fourth quarter, the Company reduced salaries across the board for both management and non-management employees, an action which will reduce the Company's expenses by approximately $700,000 in 2002.

A teleconference to discuss the quarter will be held on Thursday, January 31, 2002, at 9:00 a.m. EST. A live broadcast is available through the Company's website, http://www.radcom-inc.com/.

RADCOM designs, manufactures, markets and supports network test and qualit management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture (network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countri worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&' MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words ``estimate," ``project," ``intend," ``expect, "believe`` and similar expressions are intended to identify forward-looking statements within th meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking stateme involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may b expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inabilit timely develop and introduce new technologies, products and applications and loss of market sh and pressure on prices resulting from competition. For additional information regarding these c other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit™ including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit™" icon at www.kcsa.com.

RADCOM

Consolidated Statements of Operation

(1,000's of U.S. dollars, except for per share data)

	Three months ended December 31,		Twelve months ended December 31	
	2001	2000	2001	2000
	unaudited	unaudited	audited	audited
Sales	$ 5,221	$ 7,872	$ 18,676	$ 30,583
Cost of sales (1)	1,995	3,039	8,811	10,095
Gross profit	3,226	4,833	9,865	20,488
Research and development gross (2)	2,016	3,142	9,380	9,693
Less - royalty-bearing participation	520	452	1,976	2,622
Research and development net	1,496	2,690	7,404	7,071
Sales and marketing (3)	2,583	4,012	11,513	15,393
General and administrative (4)	494	538	2,437	2,102
Total operating expenses	4,573	7,240	21,354	24,566
Operating loss	(1,347)	(2,407)	(11,489)	(4,078)
Financing income, net (5)	68	362	41	1,051
Net loss	(1,279)	(2,045)	(11,448)	(3,027)
Basic loss per ordinary share	$ (0.12)	$ (0.19)	$ (1.09)	$ (0.29)
Weighted average number of ordinary shares (basic)	10,492,050	10,550,770	10,511,789	10,337,27

The results of the twelve months ended December 31, 2001 include one time charges that total $3,429,000 as follows:

(1) Inventory write-off of $1,061,000; provision for layoff of employees of $275,000.

(2) Impairment of assets of $60,000; provision for layoff of employees of $645,000.

(3) Write-off demo equipment of $113,000; provision for layoff of employees of $240,000.

(4) Provision for bad debts and other -- $401,000; provision for layoff of employees of $20,000.

(5) Impairment of investment in marketable securities $592,000. (the total impairment for 2001 is $710,000).

The results of the twelve months ended December 31, 2000 include one time charges that total $1,426,000 as follows:

(1) Inventory write-off of $525,000.

(2) Encumbering contract expenses of $901,000.

RADCOM
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of December 31, 2001 audited	As of December 31, 2000 audited
Current Assets		
Cash and cash equivalents	3,860	12,758
Short-term bank deposits	6,655	-
Marketable securities	1,825	4,932
Trade receivable, net	3,596	7,864
Inventories	2,652	5,295
Other current assets	1,489	2,167
Total Current Assets	20,077	33,016
Property and Equipment		
Cost	10,534	10,237
Less - accumulated depreciation	(7,291)	(6,367)
	3,243	3,870
Other Assets, net	-	20
Total Assets	23,320	36,906
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term bank credit	-	21
Trade payables	1,263	2,947
Other payables and accrued expenses	4,370	5,440
Total Current Liabilities	5,633	8,408
Liability for Employees Severance Pay Benefits	761	448
Total Liabilities	6,394	8,856
Shareholders' Equity		
Share capital	57	58
Additional paid-in capital	38,012	38,054
Accumulated other comprehensive loss	-	(367)
Accumulated deficit	(21,143)	(9,695)
Total Shareholders' Equity	16,926	28,050
Total Liabilities and Shareholders' Equity	23,320	36,906

Contacts:

RADCOM LTD.
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.co.il

KCSA
David
Sasso
212/ 896-
1213
dsasso@kcsa.com

RADCOM, Artiza Networks Sign Distribution Agreement for Japanese Market

TEL-AVIV (Israel), January 10, 2002

RADCOM Ltd., (NASDAQ: RDCM), a leading network test and quality management solutions provider, today announced an agreement for the marketing and sales of RADCOM products in Japan by Tokyo-based Artiza Networks Inc., which is publicly traded on the Tokyo Stock Exchange (TSE: 6778).
This agreement comes just as Japan's telecommunications market, which is the second largest in the world, is about to be deregulated. The Japanese Telecommunications Advisory Council (TAC) predicts that deregulation will result in increased demand for telecommunications services as well as increased investments by Japanese service providers.
"This new partnership places RADCOM in a position to meet Japan's increasing demand for telecom test and measurement technologies. Artiza's established leadership in the region, coupled with RADCOM's comprehensive solution portfolio, will help both companies expand and strengthen customer relationships and develop new business opportunities with Japanese service providers and their vendors," said Arnon Toussia-Cohen, President and CEO of RADCOM.

"We at Artiza are delighted to be representing RADCOM in Japan" said Takashi Tokonami, President and CEO of Artiza Networks. "We believe that our expertise in the Japanese communications market coupled with the excellent products produced by RADCOM will be fruitful to both parties and significantly develop RADCOM business here in Japan".

About Artiza
Artiza Networks (www.artiza.co.jp), is a leading developer of protocol test and network management solutions in Japan. Established in December 1990 as Able Communication Inc., it became Artiza Networks in April 2001. Artiza develops protocol test solutions for a range of applications, including ATM and TDM signaling and IP and VoIP network testing; The company also provides WAN and IP network management solutions. Artiza's customers include NEC, Fujitsu, Oki Electric Industry, Sanyo, NTT Do Co Mo and Japan Telecom.

About RADCOM
RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and

performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. Customers include AT&T, Cisco, Ericsson, Lucent, Nokia, Nortel, Motorola, Sprint, Worldcom, British Telecom, Deutsche Telecom and Telstra. For further information, visit RADCOM's Web site at www.radcom-inc.com.

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., product demand and market acceptance, rapid changes in technology, the impact of competitive products, the challenge of managing expenses to changing revenue resulting from changed product demand, the difficulty of the timely completion of restructuring and changed priorities from these and other factors). For more information on risk factors, please refer to RADCOM's SEC filings, including RADCOM's most recent SEC filings on Form 20F and Form 6-K.

Contacts:

Hanan Klainer, VP Sales
RADCOM Ltd.
24 Raoul Wallenberg St.
Tel Aviv 69719, Israel
Tel: (972-3) 645-5055
Fax: (972-3)647-4681
info@radcom.co.il

Larry Scheck, VP Sales
RADCOM Equipment, Inc.
6 Forest Ave.
Paramus, NJ 07652, USA
Tel: (201) 518-0033
Fax: (201) 556-9030
info@radcomusa.com

RADCOM's Test Solutions Selected by China United Telecommunications Corp.

Tel Aviv, Israel - December 6, 2001

China Unicom Uses Internetworking Capabilities of RADCOM's PrismLite and RC-WFL Analyzers to Ensure Interoperability of Their Expanding Network

RADCOM Ltd., (NASDAQ: RDCM), a leading network test and quality management solutions provider, today announced that China United Telecommunications Corp. (China Unicom), one of the fastest growing Chinese telecommunications companies, has purchased 21 RADCOM multitechnology protocol analyzers to improve the performance and facilitate on-going management of their data network. China Unicom intends to use RADCOM's test solutions for interoperability and compliance testing across various network technologies, including WAN, LAN, xDSL, ATM, VoIP and wireless. China Unicom, the second largest service provider in China, provides telecommunications, mobile (CDMA and GSM) and data communications (VoIP, Internet) services in China.

"We are proud to play a supporting role in the development and expansion of China's telecommunications infrastructure," said Hanan Klainer, RADCOM VP Sales. "China Unicom's selection of RADCOM underscores the value our test solutions bring to their efforts to ensure optimal utilization of existing network resources as well as support for their future network deployments. This is a strategic win for RADCOM as it is an important step in our goal of penetrating the vast and fast-growing Asian market. Local support is provided to China Unicom and its vendors from RADCOM's Beijing office where strong customer relationships that lead to increased business opportunities are developed and maintained."

About RADCOM
RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. RADCOM's

includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. Customers include AT&T, Cisco, Ericsson, Lucent, Nokia, Nortel, Motorola, Sprint, Worldcom, British Telecom, Deutsche Telecom and Telstra. For further information, visit RADCOM's Web site at www.radcom-inc.com. Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., product demand and market acceptance, rapid changes in technology, the impact of competitive products, the challenge of managing expenses to changing revenue resulting from changed product demand, the difficulty of the timely completion of restructuring and changed priorities from these and other factors). For more information on risk factors, please refer to RADCOM's SEC filings, including RADCOM's most recent SEC filings on Form 20F and Form 6-K.

Contacts:

Hanan Klainer, VP Sales
RADCOM Ltd.
24 Raoul Wallenberg St.
Tel Aviv 69719, Israel
Tel: (972-3) 645-5055
Fax: (972-3)647-4681
info@radcom.co.il

Larry Scheck, VP Sales
RADCOM Equipment, Inc.
6 Forest Ave.
Paramus, NJ 07652, USA
Tel: (201) 518-0033
Fax: (201) 556-9030
info@radcomusa.com

RADCOM announces pact with Genuity to deploy more Omni-Q probes in world-class network

Paramus, New Jersey - October 30, 2001

RADCOM (NASDAQ: RDCM), a leading performance measurement and quality management solutions provider, today announced an agreement with Genuity Inc., (NASDAQ: GENU), the leading provider of Internet infrastructure services and eBusiness Network Platforms, to deploy additional RADCOM Omni-Q probes throughout Genuity's world-class Voice over Internet Protocol (VoIP) network.

The additional deployment supports Genuity's managed Voice over Internet Protocol (VoIP) network and testing requirements. The Omni-Q probes enable Genuity to proactively test voice quality throughout its network.

"An Omni-Q probe is an objective testing method that enables us to ensure consistent, reliable network performance," said Lee Goodman, manager of Voice Quality and Testing for Genuity. "Being able to provide our customers with the best voice grade quality in the industry is essential to our VoIP offering."

"We are very pleased that Genuity has elected to increase the number of POP deployments of Omni-Q in its world-class Tier 1 backbone," said Arnon Toussia-Cohen, president and chief executive officer of RADCOM. "RADCOM is proud to provide Genuity with a scalable voice quality management system that helps them maintain the high level of voice quality service for which they are recognized."

About RADCOM
RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network

AT&T, Cisco, Ericsson, Lucent, Nokia, Nortel, Motorola, Sprint, Worldcom, British Telecom, Deutsche Telecom and Telstra. For more information, please visit www.radcom-inc.com.

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., product demand and market acceptance, rapid changes in technology, the impact of competitive products, the challenge of managing expenses to changing revenue resulting from changed product demand, the difficulty of the timely completion of restructuring and changed priorities from these and other factors). For more information on risk factors, please refer to RADCOM's SEC filings, including RADCOM's most recent SEC filings on Form 20F and Form 6-K.

Contacts:

Hanan Klainer, VP Sales
RADCOM Ltd.
12 Hanechoshet St.
Tel Aviv 69710, Israel
Tel: (972-3) 645-5055
Fax: (972-3) 645-5416
info@radcom.co.il

Larry Scheck, VP Sales
RADCOM Equipment, Inc.
6 Forest Ave.
Paramus, NJ 07652, USA
Tel: (201) 518-0033
Fax: (201) 556-9030
info@radcomusa.com

RADCOM REPORTS THIRD QUARTER AND FIRST NINE MONTH 2001 RESULTS

TEL-AVIV, Israel-October 22, 2001--

Results of the Quarter
Revenues for the third quarter of 2001 were $4,259,000, a slight increase compared to $4,132,000 for the second quarter of 2001. Revenues for the third quarter of 2000 were $9,087,000.

Note: Based on new GAAP (Generally Accepted Accounting Practices) guidelines, the Company has reclassified royalties paid to the Office of the Chief Scientist, and has begun reporting them as "Cost of Sales" rather than as "Sales and Marketing Expense". Also, beginning with the fourth quarter of 2000, the Company began reporting according to US GAAP, rather than Israeli GAAP. For comparison purposes, all previous-period information has been restated.

Operating loss for the quarter was ($1,784,000), a substantial improvement over the operating loss of ($2,752,000) (net of one-time charges) reported during the immediately preceding quarter. Operating profit for the third quarter of 2000 was $307,000.

Net loss for the quarter was ($1,679,000), or ($0.16) per share, compared to ($2,547,000), or ($0.24) per share (net of one-time charges) recorded in the second quarter of 2001. Net profit for the third quarter of 2000 was $538,000 or $0.05 per diluted share.

The Company's cash position at the end of the third quarter was approximately $12.5 million, compared to $14.1 million at the end of the second quarter of 2001.

Results of the First Nine Months
Revenues for the first nine months of 2001 were $13,455,000, compared to $22,711,000 for the first nine months of 2000.

During the first nine months of 2001, the Company recorded one-time charges totaling $3,429,000 as detailed in the Company's second quarter 2001 financial reports. On an operating basis excluding these one-time charges, operating loss for the first nine months was ($7,305,000) compared to ($1,672,000) for the

the first nine months, including one-time charges, was ($10,142,000), and reported net loss was ($10,169,000), or ($0.97) per diluted share.

Comments of Management
Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "Although the stagnation in the communications maket persists, our customers are renewing cautious investment in selected areas of technology development. Budgets for specific projects, especially in the areas of Packet Telephony and 3rd Generation Cellular, are opening up. As a result, during the second half of the quarter, we received a number of strategic orders from the laboratories of major service providers and manufacturers. Four of the orders from prestigious equipment vendors were for our advanced Performer solution. Although all business ceased for several weeks after the shocking events of September 11, the flow of orders began shortly afterward and has continued into the fourth quarter, giving us grounds for cautious optimism.

"During the past few quarters, we have dramatically reduced our operating expenses,as reflected by the impact on out operating loss for the quarter. As a result, we have emerged more focused on the needs of the market. Our R&D department is being driven by sales and marketing as we pursue short- and long-term opportunities. Overall, we are encouraged by emerging market trends, and believe we are well-positioned to benefit. as market conditions improve ."

The Company added that during the third quarter, Mr. Zohar Zisapel, Co-founder, Director and Chairman of the Board, purchased an additional 560,250 of the Company's shares. According to his 13G filing, this transaction brings his total Company holdings to approximately 2,000,000 shares, or approximately 20% of the total shares outstanding.

A teleconference to discuss the quarter will be held on Tuesday, October 23, 2001, at 9:00 AM Eastern Standard Time. A live broadcast is available through the Company's website, www.radcom-inc.com <http://www.radcom-inc.com>.

##

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words ``estimate," ``project," ``intend," ``expect, "believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit™ including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit™" icon at www.kcsa.com

RADCOM
Consolidated Statements of Operation
(1,000's of US dollars, except for per share data)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
	unaudited	unaudited	unaudited	unaudited
Sales	$ 4,259	$ 9,087	$ 13,455	$ 22,711
Cost of sales (1)	1,758	2,672	6,816	7,056
Gross profit	2,501	6,415	6,639	15,655
Research and development, gross (2)	1,989	2,324	7,364	6,551
Less - royalty-bearing participations	511	869	1,456	2,169
Research and development, net	1,478	1,455	5,908	4,382
Sales and marketing (3)	2,294	4,117	8,930	11,381
General and administrative (4)	513	536	1,943	1,564
Total operating expenses	4,285	6,108	16,781	17,327
Operating loss	(1,784)	307	(10,142)	(1,672)
Financial income (expenses), net (5)	105	231	(27)	690
Net loss	(1,679)	538	(10,169)	(982)
Basic loss per share	$ (0.16)	$ 0.05	$ (0.97)	$ (0.09)
Weighted average number of shares (basic)	10,492,050	10,330,066	10,518,441	10,330,066

Results for the nine months ended September 30, 2001 included one time charges totaling of $3,429,000

(1) Inventory write- off of $1,061,000;provision for employee layoffs of $275,000

(2) Inventory write-off inventory of $60,000; provision for employee layoffs of $645,000

(3) Write-off of demo equipment of $115,000; provision for employee layoffs of $260,000

(4) Provision for bad debts and other -$401,000; provision for employee layoffs of $20,000

(5) Impairment of investment in marketable securities-$592,000

RADCOM
Consolidated Balance Sheets
(1000's of US dollars)

	As of September 30, 2001	As of December 31, 2000
	unaudited	audited
Current Assets		
Cash and cash equivalents	10,626	12,758
Short-term investments	1,892	4,932
Receivables:		
Trade, net	3,539	7,864
Other	1,647	2,167
Inventories	3,145	5,295
Total Current Assets	20,849	33,016
Property and Equipment		
Cost	10,649	10,237
Less - accumulated depreciation	(7,132)	(6,367)
	3,517	3,870
Other Assets	-	20
Total Assets	24,366	36,906
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term credits	51	21
Trade	828	2,947
Other payables and accrued expenses	4,761	5,440
Total Current Liabilities	5,640	8,408
Liability for Employee Severance Pay Benefits, net	608	448
Total Liabilities	6,248	8,856
Shareholders' Equity		
Share capital	57	58
Additional paid-in capital	37,925	38,054
Accumulated deficit	(19,864)	(9,695)
Accumulated other comprehensive income	-	(367)
Total Shareholders' Equity	18,118	28,050
Total Liabilities and Shareholders' Equity	24,366	36,906

Contacts:

RADCOM LTD.
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.co.il

KCSA
David Sasso
212/ 896-1213
dsasso@kcsa.com

RADCOM Forms Subsidiary in the United Kingdom

Mike Pitcher Named Head of RADCOM UK

Bristol, England, Aug. 23, 2001

RADCOM Ltd. (Nasdaq: RDCM), a leading provider of performance measurement and quality management solutions to the telecom and datacom sectors, today announced the formation of a new subsidiary, RADCOM (UK) Limited. This new subsidiary, located in Bristol, England, will serve as the main location for business development activities in the UK and will be headed up by newly appointed Managing Director, Mr. Mike Pitcher.

Increasing demand for convergence technology test and measurement solutions makes the United Kingdom an ideal location from which Mr. Pitcher will direct operations to better serve existing customers, including British Telecom and Marconi, and to pursue new business opportunities.

"This represents a tremendous opportunity to build upon strong relationships with our customers and increase market awareness for our cutting edge solutions" said Mr. Pitcher. "I look forward to increase RADCOM's business in the UK."

"The UK is a major market and key to our long-term strategic growth in that region and beyond," said Hanan Klainer, Vice President, Sales of RADCOM. "Mr. Pitcher's global perspective, coupled with his proven expertise in IT and business strategy will prove invaluable in helping to drive the company's growth."

Mr. Pitcher formerly served as Vice President, Northern Europe for Sterling Software, Inc., one of the world's largest independent software vendors

About RADCOM

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 7 manufacturer's representatives across North America. Customers include AT&T, Cisco, Ericsson, Lucent, Nokia, Nortel, Motorola, Sprint, Worldcom, British Telecom, Deutsche Telecom and Telstra. For more information, please visit www.radcom-inc.com.

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., product demand and market acceptance, rapid changes in technology, the impact of competitive products, the challenge of managing expenses to changing revenue resulting from changed product demand, the difficulty of the timely completion of restructuring and changed priorities from these and other factors). For more information on risk factors, please refer to RADCOM's SEC filings, including RADCOM's most recent SEC filings on Form 20F and Form 6-K.

Contacts:

Hanan Klainer, VP Sales
RADCOM Ltd.
12 Hanechoshet St.
Tel Aviv 69710, Israel
Tel: (972-3) 645-5055
Fax: (972-3) 645-5416
info@radcom.co.il

Mike Pitcher,
Managing Director
RADCOM UK
2440 The Quadrant
Aztec West, Almondsbury
Bristol, BS32 4AQ
Tel: 01454 878827
Fax: 01454 878788
Mikep@radcom.co.il